EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Halliburton Company:
We consent to the use of our reports dated February 17, 2011, with respect to the consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Houston, TX
November 8, 2011